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                                       Filed by Century Bancshares, Inc.

                                       Pursuant to Rule 425 under the
                                       Securities Act of 1933, as amended and
                                       deemed filed pursuant to 14a-12 of the
                                       Securities Exchange Act of 1934, as
                                       amended

                                       Subject Company: Century Bancshares, Inc.
                                       Commission File No: 000-16234



June 29, 2001


Dear Century Stockholders:

Enclosed is a stock certificate representing the additional shares of Century stock due to you pursuant to the 5% stock dividend declared by the Board of Directors on May 15, 2001. The dividend is payable on June 29, 2001, to stockholders of record as of May 31, 2001. If your dividend would have resulted in a fractional share of Century stock, we are also enclosing a check in payment for that fractional share, computed based upon the market price of $7.00 per full share as of May 31, 2001.

Of perhaps greater interest to you is the recent announcement of our merger agreement with United Bankshares, Inc. We have signed the definitive merger agreement and anticipate closing in the fourth quarter of this year. The agreement is subject to regulatory approval as well as approval by Century stockholders. The terms of the merger will result in your right to receive, for each share of Century stock, $3.43 in cash plus 0.45 share of United Bankshares, Inc. common stock. United Bankshares stock is traded on the NASDAQ National Market under the symbol UBSI.

Although the timing of our merger agreement with United came somewhat as a surprise - given the recent completion of our own GrandBanc acquisition - the action itself is consistent with the strategic plan adopted by our Board of Directors several years ago. In fact, in our 10-K annual reports in recent years, Century has articulated its merger/acquisition strategy as follows:

       Century believes that its franchise value and operating profitability would be enhanced by a significant increase in its asset size. For this reason, Century in the past has explored, and expects to continue to explore in the future, merger and acquisition opportunities which would accelerate Century's progress toward the achievement of its strategic plan, including transactions in which Century would be acquired. (Form 10-K, December 31, 2000, p. 2)

I am very proud of the fine staff and management team we have assembled here at Century, and the hard work they have put in toward the implementation of our strategic plan and the integration of our own recent acquisitions. Likewise, the Board of Directors deserves commendation for its support of our recent growth and expansion program, as well as its

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willingness to consider other options when they became available and to evaluate them and act in the best interest of our stockholders.

Sincerely yours,

/s/ JOSEPH S. BRACEWELL

Joseph S. Bracewell
Chairman

STOCKHOLDERS OF CENTURY AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT OF CENTURY AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH THE PROPOSED MERGER. THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTURY AND UNITED (COMPANIES), THE MERGER, AND ABOUT PERSONS SOLICITING PROXIES IN THE MERGER, INCLUDING OFFICERS AND DIRECTORS OF THE COMPANIES AND THEIR INTEREST IN THE MERGER.

AFTER IT IS FILED WITH THE SEC, INVESTORS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE (http://www.sec.gov). A PROXY STATEMENT WITH RESPECT TO THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS WILL ALSO BE MADE AVAILABLE FOR FREE TO STOCKHOLDERS OF CENTURY UPON REQUEST DIRECTED TO CENTURY'S SHAREHOLDER RELATIONS DEPARTMENT AS
FOLLOWS:

                              SHAREHOLDER RELATIONS
                            CENTURY BANCSHARES, INC.
                          1275 PENNSYLVANIA AVENUE, NW
                              WASHINGTON, DC 20004
                                  202-496-4100

THIS LETTER CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALTHOUGH CENTURY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS, IT CAN GIVE NO ASSURANCE THAT ITS EXPECTATIONS WILL BE ACHIEVED. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM CENTURY'S EXPECTATIONS ARE DISCLOSED IN CENTURY'S FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND ARE INCORPORATED BY REFERENCE HEREIN (CAUTIONARY DISCLOSURES). SUBSEQUENT WRITTEN OR ORAL FORWARD LOOKING STATEMENTS ATTRIBUTABLE TO CENTURY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY DISCLOSURES.



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